Filed by:  Telaxis Communications Corporation
under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934.

Subject Company:  Telaxis Communications Corporation
Commission File No.: 0-29053

On September 9, 2002, Telaxis Communications Corporation and P-Com, Inc. issued the following press release.

P-Com Media Contact	P-Com Investor Contact	Telaxis Investor Contact
Greg Berardi	Leighton Stephenson, CFO	David Renauld, Vice President
415-239-7826	408-866-3666	413-665-8551
greg@bluemarlinpartners.com	leighton.stephenson@p-com.com	drenauld@tlxs.com

P-COM, TELAXIS AGREE TO MERGE
NEW COMPANY TO OFFER EXPANDED SUITE OF PRODUCTS,
WORLDWIDE MANUFACTURING AND DISTRIBUTION CAPABILITIES

CAMPBELL, CA and SOUTH DEERFIELD, MA (Sept. 10, 2002) – P-Com, Inc. (PCOM), a worldwide provider of wireless telecom products and services, and Telaxis Communications Corporation (TLXS), a developer of wireless fiber optic connectivity products, today announced a definitive merger agreement that would provide customers with an expanded range of telecom products and services in the U.S. and abroad.

The merger will bring together P-Com’s next generation point-to-point, spread spectrum, and point-to-multipoint products with Telaxis’ advanced FiberLeap(TM) products that provide wireless extensions of fiber networks. The combined entity will offer a full suite of telecom products capable of handling most data rates, radio frequencies and network architectures, with field engineering services to fully integrate the company’s products.

The combined company will be headquartered in Campbell, California and is expected to have more than 250 employees. With an expanded product line, the combined company expects to strengthen its presence in fast growing markets in Asia, Latin America and the Middle East. P-Com and Telaxis have more than 150,000 radios installed around the world. The combined company will operate R&D and manufacturing facilities in Campbell, California, and Tortona, Italy, as well as an R&D facility in South Deerfield, Massachusetts.

Under the terms of the agreement, Telaxis stockholders will receive 1.117 shares of P-Com common stock for each share of Telaxis common stock. This exchange ratio will not be adjusted for changes in the price of either P-Com common stock or Telaxis common stock. Based on shares currently outstanding, P-Com shareholders would own approximately 62.5 percent of the new entity and Telaxis shareholders would own approximately 37.5 percent. The parties expect to complete the merger in the fourth quarter of 2002, subject to approval by the stockholders of both companies and other closing conditions. The new company will trade on the Nasdaq SmallCap Market and the name and stock symbol will be announced at a future date.

John Youngblood, current President and CEO of Telaxis, will serve as President and CEO of the newly merged company. P-Com interim CEO George Roberts will become Chairman of the Board of Directors, and P-Com Chief Financial Officer Leighton Stephenson will assume responsibility as CFO of the newly merged company. The board of directors of the combined company will be expanded to seven, with four directors from P-Com’s current board and three directors from Telaxis’ current board.

“The merger of P-Com and Telaxis is a superb strategic fit that brings together complementary business lines, engineering skills, manufacturing capabilities, distribution capabilities and innovative technology recognized as best in its class,” P-Com Chairman and interim CEO Roberts said. “The newly merged company will benefit from a highly experienced management team and its improved financial position will help it to withstand the current business climate and emerge as one of the leading companies in its category.”

Telaxis CEO Youngblood said: “The merger of P-Com and Telaxis creates a powerful combination that unites P-Com’s renowned millimeter-wave wireless networks with Telaxis’ pioneering millimeter-wave technology and its demonstrated capabilities for development of low cost radio frequency equipment. The new company will be able to address the bandwidth needs of network owners and carriers through its worldwide reach and resources. With a strengthened balance sheet, the new company will be better positioned to succeed in its strategic objective of developing, manufacturing and marketing world-class telecom products and services.”

A conference call with the new executive team of the combined company will be held Tuesday, Sept. 10, 2002 at 2 p.m. Pacific time and 5 p.m. Eastern time. To listen to the call by phone, dial 1-888-273-9885. To listen to a live broadcast over the Internet, go to www.p-com.com and click on Investor Information, or go to www.companyboardroom.com. A replay of the call will be available at both sites for 30 days.

About P-Com, Inc.
P-Com, Inc. develops, manufactures, and markets point-to-point, point-to-multipoint, and spread spectrum wireless access systems to the worldwide telecommunications market, and through its wholly owned subsidiary, P-Com Network Services, Inc., provides related installation support, engineering, program management and maintenance support services to the telecommunications industry in the United States. P-Com broadband wireless access systems are designed to satisfy the high-speed, integrated network requirements of Internet access associated with Business to Business and E-Commerce business processes. Cellular and personal communications service (PCS) providers utilize P-Com point-to-point systems to provide backhaul between base stations and mobile switching centers. Government, utility, and business entities use P-Com systems in public and private network applications. For more information visit www.p-com.com or call (408) 866-3666.

About Telaxis
Telaxis is developing its FiberLeap(TM) product family to enable direct fiber optic connection to wireless access units and to transparently transmit fiber optic signals over a wireless link without the use of conventional modems. Taking advantage of Telaxis’ high-frequency millimeter-wave expertise, the FiberLeap(TM) product family is being developed to use the large amounts of unallocated spectrum above 40 GHz to provide data rates of OC-3 (155 Mbps), OC-12 (622 Mbps), and Gigabit Ethernet. For more information visit www.tlxs.com, call (413) 665-8551 or email IR@tlxs.com

Safe Harbor Statement
Statements in this release that are not statements of historical facts, including statements regarding the combined company’s business outlook or expected performance or developments, are forward-looking statements that involve risks, uncertainties, and assumptions. The actual results of P-Com, Telaxis or the combined company following the merger may differ materially from the results anticipated in these forward-looking statements. P-Com and Telaxis cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure stockholder approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional risks and uncertainties that could contribute to such differences including, without limitation, risks relating to the ability of the companies to integrate in a cost-effective, timely manner without material loss of employees or customers, the risk that cost savings from the merger may not be fully realized or may take longer to realize than expected, potential negative reactions of investors, competitors, customers, employees, and others, the need to raise capital, a severe worldwide slowdown in the telecommunications equipment and services sector, the uncertainty in the larger economy, working capital constraints, fluctuations in customer demand and commitments, difficulties in predicting the combined company’s future financial performance, introduction of new products, commercial acceptance and viability of new products, difficulties in supplying products with the desired features and price in a timely and cost-effective manner, cancellations of orders without penalties, pricing and competition, reliance upon subcontractors, the ability of customers to finance their purchases of the combined company’s products and/or services, the timing of new technology and product introductions, the risk of early obsolescence, Telaxis’ difficulties in obtaining customers, lack of market demand for Telaxis’ products, Telaxis’ stockholder litigation, difficulties in attracting and retaining personnel, inability to protect proprietary technology, possible intellectual property infringement, warranty and other claims, and difficulties in obtaining any necessary governmental permits, waivers, or approvals. Further, P-Com and Telaxis operate in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond their control, such as announcements by competitors and service providers. Further information on these and other factors that could affect the actual results of P-Com, Telaxis or the combined company is included in filings made by P-Com and Telaxis from time to time with the Securities and Exchange Commission, including on Form 10-K and Form 10-Q.

Where You Can Find Additional Information
P-Com will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement/prospectus of P-Com and Telaxis. P-Com and Telaxis urge their stockholders to read both the registration statement and the joint proxy statement/prospectus carefully when they become available because those documents will contain important information about P-Com, Telaxis, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the SEC’s website at http://www.sec.gov and from the each of the companies’ Investor Relations departments.

P-Com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of P-Com with respect to the transactions contemplated by the merger agreement. Information regarding these officers and directors is included in P-Com’s definitive proxy statement for its 2002 annual meeting of stockholders filed with the SEC on June 3, 2002. This document is available free of charge at the SEC’s website and from P-Com’s Investor Relations department.

Telaxis and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Telaxis with respect to the transactions contemplated by the merger agreement. Information regarding these officers and directors is included in Telaxis’ definitive proxy statement for its 2002 annual meeting of stockholders filed with the SEC on April 19, 2002. This document is available free of charge at the SEC’s website and from Telaxis’ Investor Relations department.

FiberLeap, Telaxis Communications, and its logos are trademarks of Telaxis Communications Corporation.

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